Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 6, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment Nos. 233 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23377; 333-227298

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 20, 2024, with respect to the Amendment and the Trust’s proposed new series, FolioBeyond Enhanced Fixed Income Premium ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not defined herein shall have the meaning set forth in the Amendment.

PROSPECTUS

1.	Please provide the completed fee table and example pre-effectively with your response letter.

Response: The Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A.

2.	With respect to the section titled “Bond Sector ETFs” in the Fund’s principal investment strategies, the discussion does not explain what the FB Model does. Please disclose the data and analysis that the Fund and the FB Model use to select investments. In addition, it is not clear how Fund’s strategy is tied to the Fund’s secondary objective of capital appreciation. Please clarify how the Fund intends to seek this secondary objective.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

3.	With respect to the section titled “Options Overlay” in the Fund’s principal investment strategies, the extent to which the Fund will hold uncovered call options is unclear. Discuss overall whether the Fund will be pursuing a covered call strategy or an uncovered call strategy, or a combination of the two. Discuss how each would work, including potential outcomes.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

4.	With respect to the “Options Risk” disclosure, the risk factor relates to long options, not sold options. Please tailor to the Fund’s strategy.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

5.	In the item 9 principal investment strategies section, please revise to discuss how the Fund will choose from among the listed bond sectors. What is the Fund looking for in a sector (e.g., best income opportunity, best capital appreciation opportunity, etc.)?

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

Exhibit A

FolioBeyond Enhanced Fixed Income Premium ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.37%
Total Annual Fund Operating Expenses	1.07%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses (collectively, the “Excluded Expenses”).

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$109	$340